_____________________________________________________________________________

securities and exchange commission
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

60 Livingston Avenue St. Paul, Minnesota	55107
(Address of principal executive offices)	(Zip Code)

Shannon M. Rantz
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
(651) 495-3850
(Name, address and telephone number of agent for service)

Wachovia Auto Loan Owner Trust 2008-1
(Issuer with respect to the Securities)
Delaware	26-0776201
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company, as Owner Trustee Attention: Corporate Trust Administration Rodney Square North 1100 North Market Square Wilmington, Delaware	19890-1605
(Address of Principal Executive Offices)	(Zip Code)

WACHOVIA AUTO LOAN OWNER TRUST 2008-1
ASSET BACKED NOTES
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of September 30, 2007 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
** Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 15th of January, 2008.

By:	/s/ Shannon M. Rantz
Shannon M. Rantz
Vice President

By:	/s/ Samil Sengil
Samil Sengil
Trust Officer

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  January 15, 2008

By:	/s/ Shannon M. Rantz
Shannon M. Rantz
Vice President

By:	/s/ Samil Sengil
Samil Sengil
Trust Officer

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 9/30/2007

($000’s)

9/30/2007
Assets
Cash and Due From Depository Institutions	$6,710,248
Securities	39,854,938
Federal Funds	3,917,791
Loans & Lease Financing Receivables	147,446,753
Fixed Assets	2,385,656
Intangible Assets	11,966,716
Other Assets	13,693,927
Total Assets	$225,976,029

Liabilities
Deposits	$133,188,625
Fed Funds	12,571,367
Treasury Demand Notes	0
Trading Liabilities	234,272
Other Borrowed Money	41,979,138
Acceptances	0
Subordinated Notes and Debentures	7,697,466
Other Liabilities	8,035,934
Total Liabilities	$203,706,802

Equity
Minority Interest in Subsidiaries	$1,542,042
Common and Preferred Stock	18,200
Surplus	12,057,531
Undivided Profits	8,651,454
Total Equity Capital	$22,269,227

Total Liabilities and Equity Capital	$225,976,029

________________________________________________________________________
To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:	s/ Shannon M. Rantz
Vice President

Date:  January 15, 2008